EXHIBIT 99.(A)(1)(A)
IMMEDIATELY -- July 7, 2000

Jack Liles:  (601) 933-1240

                   HIGH ROAD COMPLETES CASH TENDER OFFER
                               AND COMMENCES
                        SUBSEQUENT OFFERING PERIOD

JACKSON, MS -- July 7, 2000 -- High Road Acquisition Corp. announced today that its subsidiary High Road Acquisition Subsidiary Corp. has completed its $8.05 per share cash tender offer for all of the outstanding shares of common stock of KLLM Transport Services, Inc. (Nasdaq National Market-
KLLM). The tender offer expired at 12:00 Midnight, New York City time on Thursday, July 6, 2000, at which time approximately 2,712,639 shares of KLLM common stock were validly tendered, including 28,763 pursuant to Notice of Guaranteed Delivery. Payment for the shares purchased during the initial offering period will be made promptly through Harris Trust Company of New York, the depositary for the tender offer. The tendered shares, together with the 689,123 shares acquired by High Road Acquisition Corp. from the Liles family, represent approximately 82.9% of the outstanding shares of KLLM common stock.

     As previously announced, High Road will provide a subsequent offering period of three business days for the KLLM tender offer, which begins today at 9:00 a.m. New York City time and expires at 12:00 Midnight, New York City time on Tuesday, July 11, 2000. The same price paid during the initial offering is extended through the subsequent offering period: $8.05 per share, net to the seller in cash, to KLLM stockholders. If High Road extends the subsequent offering period, a public announcement of the extension will be made no later than 9:00 a.m. New York City time on the next business day after the day on which the subsequent offering period was scheduled to expire. Shares tendered during the subsequent offering period may not be withdrawn.

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